Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

May 21, 2008

TSAKOS ENERGY NAVIGATION REPORTS RECORD PROFITS

UP 50% FOR FIRST QUARTER 2008

58th consecutive profitable quarter since inception in 1993

FIRST QUARTER HIGHLIGHTS

•	Net income of $65.13 million compared to $43.47 million in first quarter 2007, a 49.8% increase

•	Operating income up 61.2%, from $53.63 million in the first quarter of 2007 to $86.4 million in 2008

•	Voyage revenues of $136.74 million up from $115.28 million in the first quarter of 2007, an 18.6% increase

•	Earnings per share (basic) $1.72 up 50.9% from first quarter 2007

•	Semi-annual dividend of $0.90 per share, paid April 30, 2008, raising the dividend for 2007 operations to $1.725 per share from $1.375 for 2006 operations

•	Delivery and charter of two panamax vessels, the Selecao and Socrates)

•	Sale of the 1999-built Aframax Olympia for a $34.57 million capital gain

•	Entered fifteenth year in the public markets

•	Repurchase of 265,600 shares for $8.26 million

Athens, Greece- May 21, 2008- Tsakos Energy Navigation Limited (TEN) (NYSE: TNP) today reported results (unaudited) for the first quarter ended March 31, 2008. Revenue, net of voyage expenses and commissions, was $115.67 million in the first quarter of 2008 as compared with $96.49 million in the same quarter of 2007. TEN deployed an average of 43.1 vessels in the 2008 quarter versus 37.7 in the 2007 period. The average time charter equivalent (TCE) was $31,387 against $31,649 in the first quarter 2007. Fleet utilization was 98.3%, due to the dry docking of the panamax tankers Maya and Inca for mandatory special surveys. This compared favorably with 94.4% in the first quarter of 2007. Vessel operating expenses per ship per day increased to $8,969 compared with $7,292 in the first quarter of 2007. This resulted principally from the impact of higher crew expenses due to the further weakening of the US dollar and crew wage rises, higher repair and general survey related costs and the introduction of specialized vessels.

Visit our company website at: http://www.tenn.gr

Depreciation and dry-docking amortization costs were $21.98 million versus $18.87 million in the first quarter of 2007 reflecting the fleet expansion since the first quarter of last year, offset by an increase in the residual value used in the calculation of depreciation which reduces depreciation by approximately $1 million per quarter. Management fees in the first quarter of 2008 were $2.91 million as against $2.20 million in the same quarter of 2007. This increase was due to fleet expansion and the predetermined increase in fees which became effective in January 2008. General and administrative expenses increased to $0.99 million from $0.82 million in the same quarter last year due to higher Sarbanes-Oxley compliance costs. TEN realized a capital gain of $34.57 million from the sale of the Olympia in the first quarter of 2008 compared to $6.4 million in gains in the first quarter of 2007. Operating income was $86.4 million compared to $53.6 million in the previous year quarter, a 61.2% increase.

Interest and finance costs, were $23.8 million as against $15.54 million in the first quarter of 2007 due partly to the increase in loans necessary for financing the significant growth of the fleet and to further non-cash negative valuations on non-hedging interest rate swaps amounting to $6.6 million. Interest and investment income was $2.19 million this quarter versus $5.99 million in the first quarter of 2007. Income before depreciation was $85.46 million in the first quarter of 2008 as compared to $61.61 million in the 2007 period. Net income was a first quarter record of $65.13 million compared to $43.47 million in the first quarter of 2007. Basic earnings per share rose 50.9 % to $1.72 from $1.14.

“Net Income in the first quarter of 2008 exceeded the superb results realized in the first quarter of 2007,” observed Mr. D. John Stavropoulos, Tsakos Energy Navigation’s Chairman of the Board. “Fleet modernization and expansion, combined with a balanced employment strategy and a timely asset sale, produced outstanding operating results.” Mr. Stavropoulos further stated, “The financial strength of TEN combined with its long history of solid performance has been rewarded by its creditors with credit availability at narrower interest margins. These factors complemented by growth have built shareholder value through secular earnings advances and increasing dividends.”

OTHER CORPORATE EVENTS

TEN announced a dividend of $0.90 per share representing the final dividend related to fiscal 2007, which was paid on April 30, 2008 at a total cost of $33.94 million.

During the first quarter, TEN repurchased 265,600 shares in the market for immediate cancellation at a total cost of $8.26 million. A further 126,800 shares have since been purchased and cancelled at a cost of $3.97 million. The average cost of the 392,400 shares repurchased was $31.18.

Four of the Company’s vessels that call in the port of Long Beach, California have received from the Port of Long Beach the Green Flag Environmental Achievement Award for 100% compliance with the Voluntary Vessel Speed Reduction Program.

FLEET STRATEGY

TEN’s strategy, of healthy dividend distributions and earnings growth, remains intact. Its balanced employment policy provides TEN with the benefit of secured cash flows irrespective of market cycles. This quarter was no exception. TEN took delivery of two Panamax tanker newbuildings, the Socrates and Selecao and immediately placed them on three year charters to a major South American oil concern. In addition and continuous with its prior employment, the company was successful in extending the charter of the 2005-built product tanker Didimon for another two years with the same South American oil entity. These charters are expected to generate over $57 million in gross revenues for the two Panamaxes and $15 million for the product tanker.

Visit our company website at: http://www.tenn.gr

All-in-all, of the 44 vessels currently in operation, 28 enjoy flexible charters providing downside protection while still offering the ability to take advantage of spot market rallies. In addition to these, the three Suezmaxes that since their delivery have operated in the spot market, have the ability to capture all the upside when that occurs.

“Our chartering strategy enables us to take advantage of market conditions while making sure that any market weakness will not impact our bottom line and influence our efficacy with regard to dividend distributions and growth projects. We expect to follow a similar employment pattern for the six newbuilding vessels currently been built as they join the fleet” Mr. Nikolas P. Tsakos, President & Chief Executive Officer of TEN stated.

The sale & purchase activity during the first quarter, another aspect of TEN’s operational strategy, was productive. In the first quarter of 2007, TEN repurchased, from a German financial institution, the 1999-built Aframax Olympia for a price at a significant discount to its fair market value. In the first quarter of 2008, TEN delivered that same vessel to its new owners recognizing a capital gain of $34.57 million, having profitably operated the vessel during the interim period generating net income in excess of $6 million ($800 thousand this quarter) and released over $62 million in free cash for further investments.

TANKER INDUSTRY

In the oil tanker market, following a seasonally strong first quarter, spot rates strengthen even further in April and May with the average monthly spot rate for VLCC, Suezmax and Aframax tankers at the highest levels since the 1970’s. Strong Asian demand for crude oil sourced from longer distances (Angola was the biggest supplier of crude oil to China, surpassing Saudi Arabia, Iran, Oman and Russia in the first quarter); Saudi Arabian price discount to US and European clients; Iranian short term charter of VLCCs and Suezmaxes as floating storage; increased discrimination against single-hull tankers; and limited year-to-date tanker fleet growth are the reasons behind the unseasonably strong spot rate environment in the current quarter. Asset prices continue to firm. Oil majors, state oil companies and commodity traders continue to time-charter quality tonnage, for long periods at healthy rates which for VLCC, Suezmax and Aframax crude carriers are above 2007 averages.

Global expansion is losing pace in the face of the recent world financial crisis. In its April 2008 report, the IMF (International Monetary Fund) revised downwards its forecast for global economic growth, from 4.9% in 2007 to 3.7% in 2008, a 0.5% drop from the January 2008 forecast. This slowdown has been greatest in the advanced economies and particularly in the US where projected growth has been further reduced to 0.5% compared to an earlier estimate of 1.5% and to 2.2% in 2007. Activity in the Euro zone is also projected to slow well below potential (currently at 1.4% compared to an earlier estimate of 1.6% and to 2.6% in 2007) due to trade spillovers, financial strains and negative housing cycles. In Japan, 2008 growth is expected at 1.4% compared to an earlier estimate of 1.5% and 2.1% in 2007. On the other hand, the emerging and developing economies have so far been less affected by financial market developments and have continued to grow at a rapid pace, led by China and India, although activity is beginning to decrease somewhat. In 2008, China is expected to grow at 9.3% versus an earlier year estimate of 10.0% and 11.4% growth in 2007 while India is expected to grow at 7.9%, down from an earlier forecast of 8.3% and 9.2% in 2007. Globally, growth in emerging market and developing economies is expected to decline, from 7.9% in 2007 to 6.7% in 2008 (a 0.2% downward revision from the earlier year forecast).

Visit our company website at: http://www.tenn.gr

Headline inflation spiked in late 2007 and early 2008 reflecting the impact of rising energy and food prices. Nevertheless a number of central banks have eased monetary policy in response to increasing downside risks for 2008-2009. The Federal Reserve lowered the federal funds rate by 325 basis points since August 2007; the Bank of England also reduced policy rates while the European Central Bank and the Bank of Japan have foregone further interest rate increases. Central banks in many emerging markets where edible commodities and energy represent a higher share of consumption baskets continued to tighten monetary policy.

In the April 2008 report from the International Energy Agency (IEA) global oil demand for 2008 was revised down by 310k bpd to 87.2m bpd following the downgrading of global GDP prospects by the IMF. Demand growth over 2007 is now expected at almost 1.3m bpd or 1.5% over the 2007 demand figure of 86.0m bpd. Asia and the Middle East are still accounting for over 80% of the oil demand growth in 2008 with China being the single most important growth driver. Global oil supply is estimated at 87.3m bpd rising in excess of 1m bpd for the fourth quarter of 2007 and first quarter of 2008 after three previous quarters of near static or declining supply. OPEC produced 29.74m bpd in March and 30.05m bpd in April above the endorsed production level of 29.673m bpd for 12 of its 13 members as Iraq is the only member with no quotas and production of approximately 2.4m bpd. Total commercial stocks in the USA are slightly above the five-year average while in Europe are in line. In Japan commercial stocks remained well below the seasonal average with crude oil inventories hitting a new record low in March. Oil prices continue to surge to new record highs. The weak dollar, commodities and especially oil emerging as an alternative asset class for investment funds, geopolitical tensions, fears of low spare capacity and supply disruptions together with record distillate cracks and strong demand from China and other non-OECD countries are responsible for the latest rally.

Despite the expected slowdown, the global economy will still grow in 2008 however there are different risks and challenges that both advanced and emerging and developing economies will have to address if they are to avoid a prolonged economic slowdown. Advanced economies will have to reinforce the capital and financial soundness of institutions, to ease liquidity strains and rebuild counterparty confidence. Emerging and developing economies face the challenge of keeping their rapid growth on track while at the same time controlling inflation and other risks from the slowdown in advanced economies and the increased stress in financial markets. In addition, an emerging common global challenge is the macroeconomic consequence of climate change as recent commitments to develop a post Kyoto framework aim at designing policies that will limit carbon and other related emissions without negatively impacting growth. Income variations affect oil demand. In 2008 global oil demand is still expected to grow higher, over 2007, which could only be positive for the tanker market. However, the tanker industry is still facing the same set of risks and challenges that can affect the revenue and cost base of owners and operators. The falling dollar, increases in personnel expenses, insurance premiums, higher bunker and lubricant prices, rises in risk premiums, costs associated with the implementation of

Visit our company website at: http://www.tenn.gr

environmental policies and international credit market tightening could create strong headwinds. Well capitalized companies like TEN, however, could turn these challenges into growth opportunities. The current strong spot market provides confidence that 2008 will be another positive year for the tanker market.

OUTLOOK FOR TEN

TEN continues to firm its stronghold in the markets it operates either by building strategic partnerships with major oil concerns and end-users or by investing in quality tonnage to service the ever expanding boundaries of global oil trades. With six DNA-design Aframax tankers to be delivered from Sumitomo Heavy Industries in Japan in the next eight quarters, and with a strong balance sheet not only to sustain dividend payments but also to invest in growth projects as they develop, TEN’s footprint in the maritime energy trades will only strengthen. Selective sales of certain tonnage, both for renewal and opportunistic reasons could also be contemplated, as in the past, but only if these do not jeopardize cargo commitments, client relationships and the core structure of the fleet. The balanced employment policy that has so far proved the backbone of TEN’s success will be maintained but could, on occasions, be altered, selectively, to address client needs and demands.

41 out of an operational fleet of 44 vessels have fixed employment of various kinds providing vessel employment irrespective of market cycles. Conversely, 31 out of the 44 vessel fleet have flexible charters that provide the Company with the ability to take advantage of market peaks and further enhance the fleet’s earnings potential.

In addition, due to its well capitalized structure, TEN has the benefit of strong banking relationships with readily available lines of credit, at competitive rates, that could be utilized quickly for growth opportunities.

“The quality, versatility and size of our fleet combined with the firmness in rates of late allow us to be confident in future,” stated Mr. Tsakos. “With six vessels still to be delivered from our 53 vessel newbuilding program that started back in 1997 and with the ability to explore acquisition projects both in the newbuilding front and the second-hand market TEN will continue to provide value to its shareholders in the quarters to come.” Mr. Tsakos concluded.

TEN’s balanced employment profile:

Type of Employment	Vessels
Market Related with Period Employment	28
Market Spot	3
Fixed Employment	13

TEN’s remaining NB program:

Vessel Aframax	Dwt	Design	Delivery
1. Maria Princess	105,000	DH / DNA	10 October 2008
2. Nikkon Princess	105,000	DH / DNA	15 November 2008
3. Ise Princess	105,000	DH / DNA	Q3 2009
4. Asahi Princess	105,000	DH / DNA	Q4 2009
5. Saporo Princess	105,000	DH / DNA	Q4 2009
6. Uraga Princess	105,000	DH / DNA	Q1 2010

Visit our company website at: http://www.tenn.gr

DH: Double Hull

DNA: Design New Aframax

CONFERENCE CALL

As previously announced, TEN will host a conference call at 10:00 a.m. Eastern Time, on the morning of May 21, 2008 to review the results announced in this press release as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.973.582.2741 five minutes prior to the starting time. The Conference ID is 46930481.

Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.800.642.1687 from inside the United States or Canada and +1.706.645.9291 from outside the United States or Canada and entering the Conference ID 46930481.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=48524. The online archive of the broadcast will be available within one hour of the live call at the same web address.

Concurrent with the live broadcast, the Company will post a supplemental slide presentation providing details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma fleet consists of 50 vessels of 5.3 million dwt. TEN’s operational fleet consists of 44 vessels all of double-hull design. TEN’s newbuilding program includes six DNA-aframax crude carriers representing 630,000dwt. The strategy of a balanced diverse fleet is reflected in 25 crude transporters ranging from VLCCs to aframaxes and 24 product carriers ranging from aframaxes to handysize; complemented by one LNG.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Visit our company website at: http://www.tenn.gr

CONTACTS:

Tsakos Energy Navigation, Ltd.	Cubitt Jacobs & Prosek Communications
George Saroglou, COO	Thomas J. Rozycki, Jr., Investor Relations
Tel: +30210 94 07 710	Tel: +212 279 3115 x208
ten@tenn.gr	trozycki@cjpcom.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

		Three months ended March 31
STATEMENT OF INCOME DATA		2008	2007
Voyage revenues		$136,743	$115,282

Commissions		4,509	4,078
Voyage expenses		16,561	14,716
Charter hire expense		4,140	4,455
Vessel operating expenses		32,792	22,709
Depreciation		20,327	18,142
Amortization of deferred dry-docking costs		1,657	725
Management fees		2,912	2,205
General and administrative expenses		992	815
Stock compensation expense		1,345	963
Foreign currency losses		432	32
Amortization of deferred gain on sale of vessels		(792)	(792)
Gain on sale of vessels		(34,565)	(6,397)

Total expenses		50,310	61,651

Operating income		86,433	53,631

Interest and finance costs, net		(23,838)	(15,535)
Interest and investment income		2,189	5,992
Other income/(expense), net		149	(98)

Total other income (expenses), net		(21,500)	(9,641)

Minority interest		196	(519)

Net Income		$65,129	$43,471

Earnings per share, basic		$1.72	$1.14
Earnings per share, diluted		$1.70	$1.14
Weighted average number of shares outstanding
Basic		37,930,715	38,079,742
Diluted		38,284,385	38,098,600

BALANCE SHEET DATA		March 31 2008	December 31 2007	March 31 2007
Cash and cash equivalents		292,102	181,447	193,945
Current assets, including cash		347,731	276,053	238,905
Investments		1,000	1,000	9,741
Advances for vessels		79,268	169,739	175,538

Vessels at cost		2,245,486	2,127,704	1,978,229
Accumulated Depreciation		(247,849)	(227,521)	(194,172)

Vessels' Net Book Value		1,997,637	1,900,183	1,784,057
Deferred charges		16,211	15,801	11,897

Total assets		$2,441,847	$2,362,776	$2,220,138

Current portion of long-term debt		52,413	44,363	35,725
Current liabilities, including current portion of long-term debt		230,372	159,265	155,613
Long-term debt, net of current portion		1,350,886	1,345,580	1,294,957
Deferred income, net of current portion		—	—	1,834
Minority interest		3,195	3,391	521
Total stockholders' equity		857,394	854,540	767,213

Total liabilities and stockholders' equity		$2,441,847	$2,362,776	$2,220,138

OTHER FINANCIAL DATA		Three months ended March 31
		2008	2007
Net cash from operating activities		$68,884	$69,068
Net cash from/(used in) investing activities		$34,789	$(247,753)
Net cash from financing activities		$6,982	$198,063

TCE per ship per day		$31,387	$31,649

Operating expenses per ship per day		$8,969	$7,292
Vessel overhead costs per ship per day		$1,338	$1,173

		10,307	8,465

FLEET DATA
Average number of vessels during period		43.1	37.7
Number of vessels at end of period		44.0	40.0
Average age of fleet at end of period	Years	5.6	5.4
Dwt at end of period (in thousands)		4,711.2	4,503.4
Time charter employment—fixed rate	Days	1,059	720
Time charter employment—variable rate	Days	2,128	1,688
Period employment (pool and coa) at market rates	Days	364	281
Spot voyage employment at market rates	Days	307	517

Total operating days		3,858	3,206
Total available days		3,923	3,397
Utilization		98.3%	94.4%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General and administrative expenses, Stock compensation expense.